EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

CMGI, Inc.:

We consent to the use of our reports dated October 14, 2005, with respect to the consolidated balance sheets of CMGI, Inc. and subsidiaries as of July 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended July 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of July 31, 2005, and the effectiveness of internal control over financial reporting as of July 31, 2005, incorporated herein by reference.

/s/ KPMG LLP

KPMG LLP

Boston, Massachusetts

February 8, 2006